
Mail Stop 3561

December 3, 2018

Patrick Moynihan
Chairman and Chief Executive Officer and Chief Financial Officer
Blockchain Industries, Inc.
53 Calle Palmeras, Suite 802
San Juan, Puerto Rico 00901

> **Re: Blockchain Industries, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2018**
> **Filed October 29, 2018**
> **Amendment 2 to Form 10-Q for Fiscal Quarter Ended January 31, 2018**
> **Filed November 2, 2018**
> **Response Dated November 2, 2018**
> **File No. 0-51126**

Dear Mr. Moynihan:

We have reviewed your November 2, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 23, 2018 letter.

Form 10-K for Fiscal Year Ended April 30, 2018

General

1. In light of your revised disclosure regarding your Investment Management vertical and your response to comment 22 in our letter dated May 31, 2018 we are considering your disclosure. We may have additional comments.

Cover Page

2. You state on your cover page that you have Common Stock registered pursuant to Section 12(g) of the Exchange Act; however, given that you withdrew your registration statement on Form 10-12G earlier this year, this statement appears to be inaccurate. Please revise to remove this statement or advise.

3. Please disclose the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of your most recently completed second fiscal quarter.

Our Business, page 5

4. As part of your investment management vertical, you have started, and intend to continue, to create a portfolio of digital assets through participation in offerings and secondary market purchases of various tokens. Please disclose the process and framework that you are using to determine which digital assets to add to your portfolio. Please also disclose how you will evaluate whether each digital asset you acquire and hold is a security. If such digital asset constitutes a security, please confirm your understanding that if you choose to sell these tokens in the future, you will either register the issuance, or rely upon an exemption from registration.

Risk Factors, page 10

5. We note your disclosure of a material weakness in your internal controls over financial reporting on page 43. Please provide related risk factor disclosure or tell us why you do not believe such disclosure is necessary.

We may be classified as an investment company, page 12

6. Please revise your disclosure to discuss the potential effect that the volatility in the digital asset markets may have on your ability to maintain a portfolio consisting of no more than 40% of digital assets that are securities.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 30

7. We note your revised disclosure in response to comment 19 in our letter dated May 31, 2018, included in Note 2 to the Financial Statements and in the "Recent Development" section on page 30. Please expand your disclosure to describe for each investment the amount of tokens received, the issuer of the token, the nature of the token and explain how you determined the nature of such tokens.

8. We note your response to comment 20 in our letter dated May 31, 2018 and we reissue the comment in part. In this regard, please revise to discuss whether you plan to hold or trade each digital asset or cryptocurrency you currently hold and describe the custodial practices and cybersecurity measures you currently have in place or intend to use to protect the digital assets you hold, or tell us where you have provided such disclosures in your filing. Please also revise to disclose any risks and challenges created by events on the underlying blockchain of the asset, such as "forks" and "airdrops."

9. We note your response to comment 21 in our letter dated May 31, 2018 and we reissue the comment. To the extent you plan to trade digital assets, disclose the trading platforms or exchanges on which you intend to trade these assets.

Chimes ICO, page 30

10. We note that you have paid for Chimes Equity Tokens and acquired Chimes Equity Tokens pursuant to Simple Agreements for Future Tokens ("SAFTs") to be issued in the future. Disclose under what circumstances these sets of tokens will be issued to you in the future. These SAFTs grant you "the option to purchase future utility tokens for use on the Chimes network platform." Please describe the services provided by the Chimes network platform, how you determined that these are utility tokens, and how you will determine the number of tokens to be received.

BlockEx, page 31

11. We note your response to comment 15 in our letter dated May 31, 2018 and we reissue the comment in part. Please clarify if you, the other investors, or both, will be entitled to the tokens to be issued to the "investor pool." We also note your revised disclosure that "this investment provides the Company with exposure to a digital asset exchange platform." Please clarify how this investment provides you with such exposure. If you have procured additional tokens via the pre-sale feature you reference, please disclose those as well.

Results of Operations

Years Ended April 30, 2018 and 2017, page 33

12. Revise to discuss the anticipated sources of funds that you will need to proceed with your material commitments. For example, we note your disclosure on page 7 that you will seek additional capital to continue with your plan to build a data center for your Digital Asset Mining vertical and your disclosure on page 9 regarding your expectation to "seed [y]our funds with [y]our own capital by the end of the 2018 calendar year" for your investment company vertical. In light of your disclosure regarding your ability to continue as a going

concern, please also disclose how you intend to finance your operating costs over the next 12 months. Refer to Item 303(2)(i) of Regulation S-K.

Operating expenses, page 34

13. We note that you identify two or more factors that contributed to a change in your operating expenses. Please disclose the factors that resulted in the increase in legal and professional fees and general and administrative expenses and the dollar impact that each had on operating expenses. Please refer to Item 303(a)(3)(i) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page F-12

14. Please identify for us and consider the need to revise your disclosure to clarify the material components of the Investment in the SAFT balance sheet line item, the accounting for them and the basis for such accounting, and whether the title of the line item appropriately reflects its material components. For example, when your refer to equity tokens and utility tokens do they represent the ASC Master Glossary definition of financial assets, derivative, equity security or intangible asset?   Similarly, please also consider the need to clarify your disclosure to indicate for each material item on pages F-12 to F-14 of your April 30, 2018 10-K the balance sheet line item in which it is presented and how you are accounting for each.

Consolidated Statement of Operations, page F-3

15. Please tell us your basis in GAAP for classifying stock compensation expense under other income (expense) rather than under operating expenses in the consolidated statement of operations for the year ended April 30, 2018.

Consolidated Statements of Cash Flows, page F-5

16. Please tell us how to reconcile proceeds from the issuance of common stock disclosed in the consolidated statements of shareholders' equity (deficit). In addition, please revise to disclose non-cash investing and financing activities. Please refer to ASC 230-10-50-3.

Notes to the Audited Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

General

17. Please disclose the factors used to identify your reportable segments, including the basis of organization and the types of products and services from which each segment derives its revenues. Please refer to ASC 280-50-10-21. In addition, please disclose revenues for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, please disclose that fact.

18. Please revise to include a description of the accounting policies related to available-for-sale securities.

Stock-based Compensation, page F-10

19. Please revise to disclose how you determine the measurement date of stock-based awards to nonemployees, how you measure stock-based compensation costs before the measurement date, and how you measure stock-based compensation costs after the measurement date. Please refer to ASC 505-50.

Investments in Digital Currencies, page F-11

20. We note your accounting policy disclosure that you account for investments in digital currencies in accordance with the fair value option in ASC 825. In order to help us evaluate your accounting policy, please analyze for us each of your investments in digital assets in the context of the specific provisions of ASC 825-10-15 and demonstrate why they represent eligible items to which the fair value option may be applied. In addition, as previously requested, please analyze for us whether each of your investments in digital assets are intangible assets as defined in ASC 350 and if so, your analysis of the specific provisions of ASC 350-10-15.

Investments in SAFT's and Pre-IOC Tokens

LegatumX, page F-14

21. Please tell us how you are accounting for your investment in LagatumX common stock and how the investment is recorded in the consolidated balance sheets.

Note 6. Note Receivable, page F-21

22. Please explain to us how you are accounting for the option to purchase tokens of AutoLoan initial coin offering and the basis in GAAP for your accounting citing relevant accounting literature. Please be sure to address the guidance in ASC 815.

Note 12. Stockholders' Equity (Deficit)

Common Stock Issued in Exchange for Consulting, Professional and Other Services, page F-23

23. We reviewed you response to comment 10 and the revisions to your disclosure. Please address the following with respect to stock-based compensation awards:

- We understand that you completed a 409(A) valuation on May 22, 2018 to determine the fair value of stock-based compensation awards granted to employees and nonemployees during 2017 and 2018. Please explain to us why you did not use the OTC trading prices of your common stock in determining the fair value of equity awards granted to nonemployees and employees. In addition, please tell us the trading prices of your common stock on each valuation date. Finally, please tell us whether the 409A valuations comply the AICPA Audit and Accounting Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

- We also understand that you may have used the sales prices of recent private offerings of common stock to determine the fair value of stock-based compensation awards. Please tell us what the OTC trading prices of your common stock was on the dates of the private placements.

- Please provide us a summary of stock-based awards that includes the grantee, grant date, the OTC trading prices on the grant dates and the number of shares of common stock underlying the stock option and restricted stock awards.

- Please tell us how you accounted for the modified award described on page 47 granted to Mr. Robbins on May10, 2018.

- Please revise to provide all of the applicable disclosures required by ASC 718-10-50-2 for stock options and restricted stock awards granted to employees and nonemployees.

Subsequent Events, page F-26

24. We note your last paragraph that you have received Ether and Bitcoin as payment for a subscription purchase agreement. In an appropriate place in your annual report, please explain the payment process. For example, explain how the conversion of the cryptocurrency to dollars will be accomplished, whether the company will use a specific

cryptocurrency exchange and how and when the price in cryptocurrency will be determined and communicated to the purchaser.

Exhibits 31.1 and 31.2

25. We note that paragraph 4d. does not conform to the certification set forth in Item 601(31)(i) of Regulation S-K. Please revise to conform to the certification in Item 601(31)(i) of Regulation S-K.

General

26. Please tell us when you plan to file your quarterly report on Form 10-Q for the quarter ended July 31, 2018.

Amendment 2 to Form 10-Q for Fiscal Quarter Ended January 31, 2018

Notes to Unaudited Financial Statements
For the Three and Nine Month Interim Periods Ended January 31, 2018

Note 10. Restatement of Financial Statements, page 4

27. We reviewed your response to comment 2 and the revisions to your disclosure. We note you restated your financial statements for other errors that you did not address in your restatement disclosures, including a restatement of professional fees and the AutoLotto note receivable not previously recognized. Please revise your disclosure to also discuss the errors in your interim financial statements related to stock-based compensation expense included in professional fees and the AutoLotto note receivable. Please refer to ASC 250-10-50-7 and 50-11.

28. We note that you only included Note 10 to the unaudited financial statements in Amendment 2 to Form 10-Q for the fiscal quarter ended January 31, 2018. Please note that any amendment to the financial statements or notes to the financial statements must contain the complete text of the item being amended. Please further amend Form 10-Q for fiscal quarter ended January 31, 2018 to include the complete text of Item 1 and updated certifications. Please refer to Exchange Act Rule 12b-15.

29. Please label the financial statements as of and for the quarter ended April 30, 2018 and the balance sheet as of April 30, 2017 "as restated".

30. Please file a report under Item 4.02(a) of Form 8-K regarding non-reliance on previously issued unaudited financial statements for the fiscal quarter ended January 31, 2018.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina at (202) 551-3792 or Mara Ransom a111t (202) 551-3264 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products